December 19, 2022

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Talos Energy Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 5, 2022
File No. 333-268036

Ladies and Gentlemen:

Set forth below are the responses of Talos Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2022, with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4, File No. 333-268036, filed with the Commission on December 5, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter we are also submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 - Transaction Accounting Adjustments, page 150

1.

We note the description of the inputs to the valuation of oil and gas properties added in response to prior comment 12. Please further expand this disclosure to more clearly describe the qualitative factors that resulted in the pro forma adjustments to Proved properties and Unproved properties, not subject to amortization.

RESPONSE: We have revised the Registration Statement to further expand this disclosure as requested. See page 151-152 of Amendment No. 2.

Securities and Exchange Commission

December 19, 2022

2.

Your response to prior comment 13 states that you calculated current taxable income on a combined basis and compared the combined income tax income to the net operating losses available to be utilized for the periods ended December 31, 2021 and September 30, 2022.

Please clarify for us how offsetting post-combination taxable income with available federal net operating losses is consistent with Rules 11-02(a)(6)(i) and (b)(5) of Regulation S-X.

RESPONSE: We advise the Staff that, while we may have utilized our net operating losses in substantially the manner previously disclosed had the Mergers and related financing actually been consummated on January 1, 2021, in response to the Staff’s comment and our continued analysis of Rule-11-02(b)(5), we have revised the Registration Statement to present the tax effects of the pro forma adjustments on a separate return basis, calculated at the statutory rate in effect during the periods for which pro forma condensed statements of comprehensive income are presented, without an offset for our available net operating losses. See page 152 of Amendment No. 2.

Material U.S. Federal Income Tax Considerations of the Mergers, page 156

3.

We note your disclosure here, and in the Exhibit 8.1 Form of Opinion of Davis Polk, that Davis Polk’s opinion will opine that the First Merger and the Second Merger, taken together as an integrated transaction, will “more likely than not” qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Please revise to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: We acknowledge the Staff’s comment and we have attached as Exhibit 8.1 to Amendment No 2 an executed tax opinion rendered by Davis Polk that the First Merger and the Second Merger, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also revised the disclosures on pages xxxv, 15 and 157 of Amendment No. 2 to indicate that the tax opinion is a “will” opinion. Given that Davis Polk’s opinion is now a “will” opinion, we believe no further disclosure or risk factors are required.

Information About EnVen

Oil, Natural Gas and NGL Reserves

Proved Reserves, page 192

4.

We have read your response to prior comment 16 and note the revisions to your disclosure. Please tell us the basis for the presentation of the present value of future net revenues from production handing agreements discounted at 10% or revise to remove it. This comment also applies to the similar information in the reserve report filed as Exhibit 99.8.

Securities and Exchange Commission

December 19, 2022

Also, disclosure under the section “PV-10” on page 195 of your amendment appears to indicate EnVen’s proved reserve PV-10 values are inclusive of cash flows from the future net revenues related to third-party production handling agreements, discounted at 10%. Please revise your disclosure to resolve the inconsistency with other revisions to your disclosure.

RESPONSE: We have revised the Registration Statement, including the reserves report filed as Exhibit 99.8 (the “Exhibit Letter”), to remove the presentation of the present value of future net revenues from production handling agreements discounted at 10%. See pages 193-194 of Amendment No. 2 and the refiled Exhibit 99.7. The Exhibit Letter also clarifies that revenue from EnVen’s PHA contracts are not included in the amounts shown in the Exhibit Letter, consistent with disclosure required by comment 16 in the Staff’s letter dated November 22, 2022.

General

5.

We note your revised disclosure throughout your registration statement in response to prior comment 15. In various place, such as page ii, v, xxvii, 4, 17, 135, 163, 178 and your form of preliminary proxy card in Annex L, you disclose that you are asking shareholders to approve Proposal 2.D clarifying that the exclusive forum provision in the A&R Charter will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. However, in other sections, such as your risk factor on page 41 and Article XII of your Form of A&R Charter in Annex G, you revised to provide that the federal district courts of the United States will be the exclusive forum for claims arising under the federal securities laws of the United States, including without limitation under the Securities Act of 1933. Article XII was also revised to disclose that “[n]otwithstanding the foregoing” your exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act of 1934. Please revise throughout your filing to consistently disclose the application of your provisions to actions arising under the Securities Act or Exchange Act, including clarifying the change shareholders are being asked to approve. If your A&R Charter will apply to claims under the Securities Act or Exchange Act, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

RESPONSE: We have revised the disclosures referenced above throughout the Registration Statement as requested. See pages 41-42, 135-136, 163 and 178 of Amendment No. 2.

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Securities and Exchange Commission

December 19, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lande A. Spottswood of Vinson & Elkins L.L.P. at (713) 758-2326 or Jackson A. O’Maley of the same firm at (713) 758-3374.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President, Chief Executive Officer and Director

cc:	Lande A. Spottswood, Vinson & Elkins L.L.P.

Jackson A. O’Maley, Vinson & Elkins L.L.P.